June 2, 2010

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

Attn: John Harrington

100 F Street, N.E. Washington, D.C. 20549-0306

Re:	América Móvil, S.A.B. de C.V.
Registration Statement on Form F-4
SEC File No. 333-166721

Dear Mr. Harrington:

On behalf of América Móvil, S.A.B. de C.V. (“América Móvil”) and in accordance with Rule 461 of the Securities Act of 1933, as amended, I hereby respectfully request the acceleration of the effective date of the above-referenced registration statement (the “Registration Statement”) so that the Registration Statement is declared effective at 4:00 p.m., Eastern Time, on Friday, June 4, 2010, or as soon as practicable thereafter.

In connection with this request for the acceleration of the effective date of the Registration Statement, América Móvil acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve América Móvil from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) América Móvil may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As requested by the Staff, América Móvil makes the following acknowledgments:

(i) América Móvil is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

(ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii) América Móvil may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/s/ Alejandro Cantú Jiménez
Alejandro Cantú Jiménez
Attorney-in-fact

cc:

Daniel Sternberg

Nicolas Grabar

Duane McLaughlin

Cleary Gottlieb Steen & Hamilton LLP